   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 2000

                                                      REGISTRATION NO. 333-47630

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          STORAGE COMPUTER CORPORATION
             (Exact name of registrant as specified in its charter)

          DELAWARE                                             02-0450593
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                           Identification Number)

              11 RIVERSIDE STREET, NASHUA, NEW HAMPSHIRE 03062-1373
                                 (603) 880-3005
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 THEODORE J. GOODLANDER, CHIEF EXECUTIVE OFFICER
                          STORAGE COMPUTER CORPORATION
                               11 RIVERSIDE STREET
                                NASHUA, NH 03062
                                 (603) 880-3005
           (NAME AND ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)


                                   copies to:
                             WILLIAM E. KELLY, ESQ.
                              PEABODY & ARNOLD LLP
                                 50 ROWES WHARF
                                BOSTON, MA 02110
                                 (617) 951-2100

     Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [__]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [__]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [__]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [__]

                         CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------------------------------------------------------
    TITLE OF EACH CLASS            ADDITIONAL           PROPOSED MAXIMUM         PROPOSED MAXIMUM
    OF SECURITIES TO BE           AMOUNT TO BE           OFFERING PRICE         AGGREGATE OFFERING     AMOUNT OF ADDITIONAL
         REGISTERED                REGISTERED             PER SHARE (1)                PRICE             REGISTRATION FEE
===============================================================================================================================
Common Stock, $0.001 par       2,111,601 shares             $7.525                 $15,889,798              $4,194.91
value per share                (2)(3)                                                                        (4)
-------------------------------------------------------------------------------------------------------------------------------



(1) The price of $7.525, the average of the high and low prices ($7.90 and $7.15, respectively) of our common stock ("Common Stock") on the American Stock Exchange on December 8, 2000, is set forth solely for the purpose of computing the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 as amended.



(2) The shares of Common Stock covered by this Registration Statement include shares issuable to certain selling stockholders upon conversion of shares of our Series A 8% Convertible Preferred Stock ("Series A Preferred Stock"), Series B 8% Convertible Preferred Stock ("Series B Preferred Stock"), Series C 8% Convertible Preferred Stock ("Series C Preferred Stock") and Series D 8% Convertible Preferred Stock, which the Company may issue, subject to certain conditions all of which are outside of the control of the investors, pursuant to an agreement ("Series D Preferred Stock") (collectively, "Preferred Stock") held by the selling stockholders ("Preferred Shares") and in payment of dividends on the Preferred Shares. The rate at which the Preferred Shares may be converted into Common Stock and the rate at which dividends payable in cash on the Preferred Shares may be paid in shares of Common Stock varies based on the prevailing market price for our Common Stock and, the length of time the Preferred Shares are outstanding before conversion. We are also registering shares of Common Stock issuable upon exercise of stock purchase warrants held by certain selling stockholders. For purposes of estimating the number of shares of Common Stock to be included this Registration Statement, we have assumed that the shares of Series A Preferred Stock and Series B Preferred Stock (together, "Series A and B Preferred Shares") will remain outstanding for a period of three years (the maximum period before such Preferred Shares are subject to mandatory conversion into Common Stock), that all dividends on the Series A and B Preferred Shares will be paid in shares of Common Stock, and that the effective price at which the Series A and B Preferred Shares and dividends will convert to common shares will be $2.00. For purposes of estimating the number of shares of Common Stock to be included this Registration Statement with respect the shares of Series C Preferred Stock and Series D Preferred Stock (together, "Series C and D Preferred Shares") we have assumed that the effective price at which the Series C and Series D Preferred Shares will convert will be $3.73 and that no dividends or other accruals will be paid on the Series C and Series D Preferred Shares.


(3) This Registration Statement shall also cover any additional shares of Common Stock which become issuable in connection with the shares of Common Stock registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the Registrant's outstanding shares of Common Stock in accordance with Rule 416.


(4) A fee of $37,238.22 with respect to 12,679,000 shares of Common Stock covered by this Registration Statement was previously paid.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

               SUBJECT TO COMPLETION, DATED [______________], 2000

     The information in this prospectus is not complete and may be changed. The selling stockholders may not sell the Common Stock covered by this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the Common Stock and it is not soliciting an offer to buy the Common Stock in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS


                                14,790,601 SHARES


                          STORAGE COMPUTER CORPORATION
                                  COMMON STOCK


     This prospectus relates to the public offering, which is not being underwritten, of 14,790,601 shares of our Common Stock by current stockholders identified in this prospectus. Some of these shares of Common Stock are issuable to the selling stockholders upon conversion of shares of our Preferred Stock held by the selling stockholders, in payment of dividends on the Preferred Stock, and upon exercise of Common Stock purchase rights under various warrants held by the selling stockholders. For purposes of this prospectus, we have assumed that the Preferred Stock will remain outstanding for a period of three years (the maximum period before the Preferred Stock is subject to mandatory conversion into Common Stock), that all dividends on the Series A Preferred Stock and Series B Preferred Stock (together, the "Series A and B Preferred Stock") will be paid in shares of Common Stock, and that the effective price at which the Series A and B Preferred Stock and dividends will convert to shares of Common Stock will be $2.00. With respect to the Series C Preferred Stock and Series D Preferred Stock (together, the "Series C and D Preferred Stock"), we have assumed that the effective price at which the Series C and Series D Preferred Stock will convert to shares of Common Stock will be $3.73.



     The Preferred Shares and certain warrants relating to the Preferred Shares were issued by us to the selling stockholders pursuant to securities purchase agreements between us and the selling stockholders, dated May 1, 2000, August 28, 2000, September 28, 2000 and October 31, 2000. We are filing the registration statement of which this prospectus is a part pursuant to contractual obligations incurred at the time we issued and sold the Preferred Shares and warrants to certain of the selling stockholders.



     Shares may be sold by the selling stockholders in accordance with the Plan of Distribution described herein. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We have agreed to indemnify the selling stockholders and certain other persons against liabilities under the Securities Act to the extent permitted by law, but we will not be paying any underwriting commissions or discounts in the offering of shares by the selling stockholders.



     Our Common Stock is traded on the American Stock Exchange under the symbol "SOS." On December 8, 2000, the average of the high and low prices for our Common Stock was $7.53 per share.


     Please see "Where You Can Find More Information" on page 5 for additional information about us on file with the United States Securities and Exchange Commission.

THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PLEASE CONSIDER CAREFULLY THE RISK FACTORS BEGINNING AT PAGE 7 IN THIS PROSPECTUS.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is [__________], 2000


                                TABLE OF CONTENTS

                                                                          PAGE

THE COMPANY..............................................................   5
WHERE YOU CAN FIND MORE INFORMATION......................................   5
FORWARD LOOKING STATEMENTS...............................................   6
RISK FACTORS.............................................................   6
USE OF PROCEEDS..........................................................  12
DIVIDEND POLICY..........................................................  12
SELLING STOCKHOLDERS.....................................................  12
DESCRIPTION OF CAPITAL STOCK.............................................  13
PLAN OF DISTRIBUTION.....................................................  15
LEGAL MATTERS............................................................  16
EXPERTS..................................................................  16

                                   THE COMPANY

     Storage Computer Corporation develops and manufactures software-driven multi-host storage solutions used to drive core business applications. We solve our customers' business problems through our StorageSuite(TM) product line and OmniRAID(TM) and OmniFORCE(TM) storage software. Based on an open systems, standards-based architecture, these solutions support highly interactive applications, many different servers accessing the same data, and multiple users accessing data from different locations. We pioneered the RAID 7(R) technology incorporated in our "Virtual Storage Architecture", which forms the basis for our "StorageSuite" product family. Based upon this performance-optimized architecture, the "StorageSuite" family combines intelligent controller, disk drive, and memory technology with patented memory mapping techniques and a powerful real-time operating system to deliver high-performance and data protection across the mix of applications found in today's open system environments.

     The Company was organized as a Delaware corporation in 1991. Our principal executive offices and manufacturing facilities are located at 11 Riverside Street, Nashua, New Hampshire, Telephone: (603) 880-3005.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document we file with the SEC at the SEC's public reference facilities located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, or 7 World Trade Center, Suite 1300, New York, New York 10048. You may also obtain copies of our filed documents directly from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's Website at "http://www.sec.gov."


     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference, which we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"):



     1. Our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1999;

     2. Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000;

     3. Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000;

     4. Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000;

     5.   Our Current Report on Form 8-K filed August 1, 2000.

     6.   Our Current Report on Form 8-K filed October 6, 2000;

     7.   Our Current Report on Form 8-K, as amended, filed November 28, 2000;

     8. The description of our Common Stock contained in our Registration Statement on Form 8-A filed February 5, 1995;

     9. The description of our Series A 8% Convertible Preferred Stock, contained in the Amended Certificate of Designation filed as Exhibit
          2.1 to our Current Report on Form 8-K filed on October 6, 2000.

    10. The description of our Series B 8% Convertible Preferred Stock contained in the Certificate of Designation filed as Exhibit 2.2 to our Current Report on Form 8-K filed on October 6, 2000;

    11. The description of our Series C 8% Convertible Preferred Stock, contained in the Certificate of Designation filed as Exhibit 10.2 to our Quarter Report on Form 10-Q for the quarterly period ended September 30, 2000.


     You may request a copy of these filings, at no cost to you, by writing or telephoning us at the following address or number:

                Storage Computer Corporation
                Attention: Peter N. Hood, Chief Financial Officer
                11 Riverside Street
                Nashua, New Hampshire 03062-1373

                Telephone: (603) 880-3005

     You should rely only on the information provided in this prospectus or incorporated by reference. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipates", "expects", "intends", "believes", "seeks", "estimates" and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult. Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in "Risk Factors" below and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                  RISK FACTORS

     You should carefully consider the following risk factors, together with the other information contained in this prospectus, including information incorporated by reference, before purchasing our Common Stock. If any of the following risks actually occur, they could seriously harm our business, financial condition or results of operations. Because an investment in our Common Stock involves a high degree of risk, you should be aware that you could lose all or part of your investment.

   FACTORS BEYOND OUR CONTROL COULD CAUSE OUR QUARTERLY RESULTS TO FLUCTUATE.

     Our quarterly operating results have varied widely in the past. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. Many of the factors that could cause our quarterly operating results to fluctuate significantly in the future are beyond our control and include the following:

     -    the level of competition in our target product markets;

     -    the size, timing and cancellation of significant orders;

     -    product configuration and mix;

     -    market acceptance of new products and product enhancements;

     -    new product announcements or introductions by us or our competitors;

     - deferrals of customer orders in anticipation of new products or product enhancements;

     -    changes in pricing by us or our competitors;

     - our ability to timely develop, introduce and market new products and enhancements;

     -    supply constraints;

     -    technological changes in our target product markets;

     - the levels of expenditure on research and development and expansion of our sales and marketing programs;

     -    seasonality; and

     -    general economic trends.

     In addition, sales for any future quarter may vary and accordingly be inconsistent with our plans. We generally operate with limited order backlog because our products are typically shipped shortly after orders are received. As a result, product sales in any quarter are generally dependent on orders booked and shipped in that quarter. Product sales are also difficult to forecast because the storage server market is rapidly evolving and our sales cycle varies substantially from customer to customer.

     Due to all of the foregoing factors, it is possible that in one or more future quarters our results may fall below the expectations of public market analysts and investors. In such event, the trading price of our Common Stock would likely decrease.

OUR GROSS MARGINS MAY VARY BASED ON THE CONFIGURATION OF OUR PRODUCTS.

     We derive a significant portion of our sales from the resale of disk drives as components of our storage servers, and the resale market for hard disk drives is highly competitive and subject to intense pricing pressures. Our sales of disk drives generate lower gross margin percentages than those of our storage server products. As a result, as we sell more highly configured systems with greater disk drive content, overall gross margin percentages will be negatively affected.

     Our gross margins have been and may continue to be affected by a variety of other factors, including:

     -    competition;

     -    direct versus indirect sales;

     - the mix and average selling prices of products, including software licensing;

     -    new product introductions and enhancements; and

     -    the cost of components and manufacturing labor.

A SIGNIFICANT PERCENTAGE OF OUR EXPENSES ARE FIXED WHICH COULD AFFECT OUR NET INCOME.

     Our expense levels are based in part on our expectations as to future sales and a significant percentage of our expenses are fixed. As a result, if sales levels are below expectations, net income may be disproportionately affected.

OUR FUTURE FINANCIAL PERFORMANCE DEPENDS ON GROWTH IN THE STORAGE SERVER MARKET AND ANY LACK OF GROWTH WILL HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

     Our future financial performance will depend in large part on continued growth in the storage server market and on emerging standards in this market. We cannot assure you that the market for storage servers will continue to grow or that emerging standards in the storage server market will not adversely affect the growth of UNIX and Windows NT server markets.

IF WE FAIL TO MANAGE OUR EXPANDING BUSINESS EFFECTIVELY OUR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED.

     Our future operating results depend to a large extent on management's ability to successfully manage expansion and growth, including integration of the business of our recently-acquired subsidiary, CyberStorage Systems Corporation, our expanding international operations, forecasting revenues, addressing new markets, controlling expenses, implementing infrastructure and systems and managing our assets. In addition, an unexpected decline in the growth rate of revenues without a corresponding and timely reduction in expense growth or a failure to manage other aspects of growth could materially adversely affect our operating results.

WE DEPEND ON ATTRACTING AND RETAINING QUALIFIED TECHNICAL AND SALES PERSONNEL.

     Our continued success depends, in part, on our ability to identify, attract, motivate and retain qualified technical and sales personnel. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to identify, attract, motivate and retain qualified engineers with the requisite education, backgrounds and industry experience. Competition for qualified engineers, is intense. The loss of the services of a significant number of our engineers or sales people could be disruptive to our development efforts or business relationships and could materially adversely affect our operating results.

WE RELY UPON A LIMITED NUMBER OF SUPPLIERS AND ANY DISRUPTION OR TERMINATION OF THESE SUPPLY ARRANGEMENTS COULD DELAY SHIPMENT OF OUR PRODUCTS AND COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.

     We rely upon a limited number of suppliers of several key components utilized in the assembly of our products. We purchase our disk drives, computer boards and microprocessors from a limited number of suppliers. Our reliance on a limited number of suppliers involves several risks, including:

     - a potential inability to obtain an adequate supply of required components because we do not have long-term supply commitments;

     -    price increases;

     -    timely delivery; and

     -    component quality.

     Component quality is particularly significant with respect to our suppliers of disk drives. In order to meet product performance requirements, we must obtain disk drives of extremely high quality and capacity. In addition, there are periodic supply and demand issues for disk drives, microprocessors and for semiconductor memory components, which could result in component shortages, selective supply allocations and increased prices of such components. We cannot assure you that we will be able to obtain our full requirements of such components in the future or that prices of such components will not increase. In addition, problems with respect to yield and quality of such components and timeliness of deliveries could occur. Disruption or termination of the supply of these components could delay shipments of our products and could materially adversely affect our operating results. Such delays could also damage relationships with current and prospective customers.

WE DEPEND UPON OUR RESEARCH AND DEVELOPMENT EFFORTS TO DEVELOP AND INTRODUCE NEW PRODUCTS AND ANY FAILURE TO DEVELOP AND INTRODUCE NEW PRODUCTS SUCCESSFULLY COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our future growth depends upon the successful development and introduction of new hardware and software products. We cannot assure you that these or other new products will be introduced on a timely basis or attain market acceptance. Due to the complexity of storage servers, and the difficulty in gauging the engineering effort required to produce new products, new products are subject to significant technical risks. We cannot assure you that new products will be introduced on a timely basis or at all. In the past, we have experienced delays in the shipments of our new products, resulting in delay or loss of product sales. If new products are delayed or do not achieve market acceptance, our operating results will be materially adversely affected. The computer industry is changing both dramatically and rapidly. The development of "open systems computing", the introduction of the Internet, new fibre technologies and the increasing storage density in disk drive technologies, have caused an increase in new product development and shorter time to bring the new products to market. While we believe that our Virtual Storage Architecture and StorageSuite products are advanced when compared to competitive products, and complement many other products utilized in total customer solutions, there can be no assurance that this will continue in the future. The failure to remain consistently ahead of competitive technologies would have a negative impact on our operating results and financial condition.

WE ARE SUBJECT TO COMPETITION AND PRICING PRESSURES.

     The information storage market is extremely competitive. Companies such as EMC Corporation, IBM Corporation, Hitachi Data Systems, Storage Technology, Sun Microsystems, and more than 100 other public and private companies provide disk arrays for a wide variety of computer systems, workstations and PCs. Although we are currently unaware of any other vendor offering an asynchronous transfer RAID 7 disk array, many of our competitors benefit from greater market recognition and have greater financial, research and development, production and marketing resources than ours. There can be no assurance that we will be able to compete successfully against existing companies or future entrants to the marketplace. Furthermore, reductions in the price of competitive products, changes in discount levels or announcements by our competitors of new generations of high-performance systems may adversely affect sales of our products.

OUR PRODUCTS HAVE LIMITED MARKET ACCEPTANCE.

     Our RAID 7 and proposed products are based on designs, which have not yet received widespread acceptance in the market for commercially available storage systems. Prospective customers may require a longer evaluation period for these products than for storage systems marketed by more established companies. Our sales and marketing strategy contemplates sales of its storage systems for both technical and commercial applications. There can be no assurance that we will be able to penetrate either storage market, to any significant extent, or in the time frames sufficient to assure its success. Our failure to penetrate these storage markets on a timely basis would have a materially adverse impact upon our operations and prospects. Large computer users may be slow to adopt new products for use in their core applications, particularly systems that entail significant capital investment. In addition, our products could be subject to export controls imposed by the United States Government, which could create delays in the sale of our systems in international markets. Any significant delay in market acceptance of our products could result in the marketing of our products at a time when their cost and performance characteristics are not competitive.

UNDETECTED SOFTWARE ERRORS OR FAILURES FOUND IN NEW PRODUCTS MAY RESULT IN LOSS OF OR DELAY IN MARKET ACCEPTANCE OF OUR PRODUCTS WHICH COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our products may contain undetected software errors or failures when first introduced or as new versions are released. Despite testing by us and by current and potential customers, errors may not be found in new products after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could materially adversely affect our operating results.

THE MARKET PRICE FOR OUR COMMON STOCK HAS FLUCTUATED SIGNIFICANTLY IN THE PAST AND WILL LIKELY CONTINUE TO DO SO IN THE FUTURE AND ANY BROAD MARKET FLUCTUATIONS MAY MATERIALLY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     The market price for our Common Stock has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include:

     -    fluctuations in our operating results;

     - fluctuations in the valuation of companies perceived by investors to be comparable to us;

     - a shortfall in revenues or earnings compared to securities analysts' expectations;

     -    changes in analysts' recommendations or projections;

     - announcements of new products, applications or product enhancements by us or our competitors; and

     -    changes in our relationships with our suppliers or customers.

     In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated to the operating results of such companies. As a result, the market price of our Common Stock may fluctuate significantly in the future and any broad market fluctuations may adversely affect the market price of our Common Stock. Due to all of the foregoing, the current market price of our Common Stock may not be indicative of future market prices.

A LIMITED PUBLIC TRADING MARKET EXISTS FOR OUR COMMON STOCK.

     Currently, a limited established public trading market exists for our Common Stock. The sales of a substantial number of shares in the public market could adversely affect the market price for our Common Stock.

COMPETITORS ARE FORMING BUSINESS ALLIANCES.

     Many companies are forming business alliances with their competitors, to be able to provide totally integrated storage solutions to their customers. One result of these alliances is to effectively preclude competitive products from being offered to the customers. Many of the relationships are exclusive and our failure to develop similar relationships will effectively reduce the number of qualified sales opportunities we will have for our products in the future. We believe that we address this issue by our return to the reseller channel sales model and effectively having the integrators and value added-resellers perform the solution selling required. Our failure to open these sales channels will have a negative effect on our operating results and financial condition.

WE REQUIRE NEAR FLAWLESS OPERATIONS.

     Our products operate near the limits of electronic and physical performance and are designed and manufactured with relatively small tolerances. If flaws in design, production, assembly or testing were to occur by us or our suppliers, we could experience a rate of failure in our products that would result in substantial repair or replacement costs and potential damage to our reputation. There can be no assurance that our efforts to monitor, develop and implement appropriate test and manufacturing processes for its products will be sufficient to permit us to avoid a rate of failure in its products that results in substantial delays in shipment, significant repair or replacement costs and potential damage to our reputation, any of which could have a material adverse effect on our business, results of operations or financial condition.

WE HAVE SIGNIFICANT FOREIGN SALES.

     Approximately, 50%, 46% and 56% of our revenues during our fiscal years ended December 31, 1997, 1998 and 1999, respectively, were derived from sales made outside of the United States. Our profitability and financial condition are materially dependent on the success of our foreign sales efforts. In general, our foreign sales are subject to certain inherent risks, including unexpected changes in regulatory and other legal requirements, tariffs and other trade barriers, longer accounts receivable payment cycles and the possibility of increased difficulty in collection of accounts receivable, difficulty in the management of foreign operations, potentially adverse tax consequences including restrictions on the repatriation of earnings, and the burdens of compliance with a wide variety of foreign laws. Currency transaction gains or losses on conversion to United States dollars from foreign sales denominated in foreign currencies may also contribute to fluctuations in our results of operations. There can be no assurance that these factors will not have an adverse impact on our future foreign sales and, consequently, on our operating results. We do not presently engage in the hedging of foreign currencies or similar activities.


WE HAVE ISSUED PREFERRED STOCK AND HAVE THE ABILITY TO ISSUE ADDITIONAL PREFERRED STOCK IN THE FUTURE.



     We have outstanding 77,000 shares of Preferred Stock (45,000 shares of Series A Preferred Stock, 20,000 shares of Series B Preferred Stock and 12,000 shares of Series C Preferred Stock) and may issue up to 888,000 additional shares of preferred stock in the future without further shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as our Board of Directors may determine. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.


CONVERSION OF PREFERRED STOCK COULD HAVE A DILUTIVE IMPACT.



     The conversion of the Preferred Stock could have a dilutive impact on the percentage of ownership of the current holders of the Common Stock. The shares of Common Stock issuable upon conversion of the Preferred Stock could represent greater than 20% the total number of outstanding shares of Common Stock. Because holders of Preferred Stock will have the opportunity to convert the Preferred Stock into Common Stock at less than market rates each conversion will result in a dilution of the ownership interests of the current holders of Common Stock. As of December 8, 2000, 45,000 shares of Series A Preferred Stock are issued and outstanding, with another 10,000 shares of Series A Preferred Stock authorized and potentially available for dilutive issuance. As of December 8, 2000, 20,000 shares of Series B Preferred Stock and 12,000 shares of Series C Preferred Stock were issued and outstanding. Additionally, the Company is obligated to issue 3,000 shares of Series D Preferred Stock subject to the satisfaction of certain conditions, all of which are outside of the control of the investor. A total of 87,000 shares of Preferred Stock are therefore potentially available for conversion as of December 8, 2000. If the conversion price with respect to Series A and Series B Preferred Stock were to be reduced to $2.00 per share and the conversion price with respect to Series C Preferred Stock were to be reduced to $3.73 per share as a result of declines in the market value of the Common Stock (and assuming conversion of all remaining 87,000 shares of authorized Preferred Stock at such prices), the holders of Preferred Stock would receive 6,967,158 shares of Common Stock (representing approximately 31.77% of the number of shares of Common Stock issued and outstanding following such conversion); such number of shares of Common Stock could be further increased (resulting in greater dilution of the current holders of Common Stock) upon exercise of warrants associated with the Preferred Stock or as a result of issuance of Common Stock in payment of dividends on Preferred Stock.



     Because the amount of Common Stock issuable to the holders of the Preferred Stock is based on a formula that is tied to the market price of the Common Stock just prior to the date on which the Preferred Stock is converted into shares of Common Stock, conversion of the Preferred Stock could result in significant dilution of the per share value of Common Stock held by current investors. The perceived risk of dilution may cause holders of Preferred Stock who convert their Preferred Stock and immediately sell the shares of Common Stock issued upon such conversion, which would be likely to contribute to a downward movement in the market price of the Common Stock. Significant downward pressure on the trading price of the Common Stock resulting from such sales could encourage shareholders to engage in short sales, which would further contribute to a decline in the market price for the Common Stock. Certain holders of Preferred Stock have agreed to certain limitations with respect to the trading of our Common Stock.



     The terms of the Series A Preferred Stock and Series B Preferred Stock provide that the conversion price shall never be greater than $8.6625 and $13.41, respectively (110% of the market price of the Common Stock at the time the Preferred Stock was first issued), but could be less, based on the average trading price of the Common Stock just prior to the time of conversion. The terms of the Series C Preferred Stock provide that conversion price shall be $13.25 until July 31, 2001, after which date the conversion price will be the lesser of $13.25 and the market price of Common Stock. Although no Series D Preferred Stock have been issued as of the date of this Prospectus, the terms of the Series D Preferred Stock would be established to provide that conversion price shall be $9.24 until July 31, 2001 (assuming the Series D Preferred Stock were issued on December 8, 2000 and taking 110% of the average of the closing price of Common Stock on the three prior trading days), after which date the conversion price will be the lesser of $9.24 and the market price of Common Stock. The lower the average trading price of shares of Common Stock just prior to the conversion date, the greater the number of shares of Common Stock that can be issued upon conversion of the Preferred Stock, and the greater the risk of dilution caused by this issuance. Furthermore, the longer the Series A and B Preferred Stock are outstanding prior to conversion, the greater the discount from the prevailing market price at which the Preferred Stock can be converted into shares of Common Stock.



     The following table is based on the conversion of the remaining 45,000 shares of issued and outstanding Series A Preferred Stock and sets forth (i) the effective conversion price at the time of the various reductions in the percentage of the prevailing market price at which the Preferred Stock may be converted into shares of Common Stock (assuming, at the date of each such reduction, that the prevailing market price for the Common Stock is equal to, 25% less than, 50% less than, and 75% less than the closing market price of the Common Stock on December 8, 2000), (ii) the number of shares of Common Stock issuable upon conversion of all of the Series A Preferred Stock at such conversion price (assuming the Company does not issue any shares of Common Stock in payment of dividends on the Preferred Stock), and (iii) the percentage of the total number of shares of Common Stock issued and outstanding that would be represented by the shares of Common Stock issuable at such conversion price. If the Series A Preferred Stock is converted prior to January 16, 2001, the conversion price will be the lower of $8.6625 or 78.5% of the market price of the Common Stock just prior to the conversion date; if the Series A Preferred Stock is converted on or after January 16, 2001 but prior to April 15, 2001, the conversion price will be the lower of $8.6625 or 75% of the market price of the Common Stock just prior to the conversion date; and if the Series A Preferred Stock is converted after April 15, 2001, the conversion price will be the lower of $8.6625 or 65% of the market price of the Common Stock just prior to the conversion date.

SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF 45,000 SHARES OF SERIES A PREFERRED STOCK (ASSUMING 0%, 25%, 50% AND 75% REDUCTIONS IN MARKET PRICE FOR COMMON STOCK)


                      Conversion Prior to 1/16/01
                 -----------------------------------------------
                                NUMBER OF       PERCENTAGE
                                SHARES OF       OWNERSHIP
                                COMMON          OF CONVERTED
MARKET           CONVERSION     STOCK           PREFERRED
PRICE            PRICE          ISSUABLE        STOCK
$7.63              $5.9896         751,309          5.07%
$5.73              $4.4902       1,002,183          6.76%
$3.82              $2.9987       1,500,650         10.12%
$1.91              $1.4994       3,001,301         20.24%




                       Conversion from 1/16/01 to 4/14/01
                 -----------------------------------------------
                                NUMBER OF       PERCENTAGE
                                SHARES OF       OWNERSHIP
                                COMMON          OF CONVERTED
MARKET           CONVERSION     STOCK           PREFERRED
PRICE            PRICE          ISSUABLE        STOCK
$7.63              $5.7225         786,370         5.30%
$5.73              $4.29         1,048,951         7.08%
$3.82              $8.65         1,570,681        10.59%
$1.91              $1.4325       3,192,362        21.19%




                        Conversion from and after 4/15/01
                 -----------------------------------------------
                                NUMBER OF      PERCENTAGE
                                SHARES OF      OWNERSHIP
                                COMMON         OF CONVERTED
MARKET           CONVERSION     STOCK          PREFERRED
PRICE            PRICE          ISSUABLE       STOCK
$7.63              $4.959          904,350        6.12%
$5.73              $3.718        1,210,328        8.16%
$3.82              $2.4835       1,812,324       12.22%
$1.91              $1.2415       3,624,648       24.45%

     The following table is based on the conversion of the 20,000 shares of Series B Preferred Stock and sets forth (i) the effective conversion price at the time of the various reductions in the percentage of the prevailing market price at which the Series B Preferred Stock may be converted into shares of Common Stock (assuming, at the date of each such reduction, that the prevailing market price for the Common Stock is equal to, 25% less than, 50% less than, and 75% less than the closing market price of the Common Stock on December 8, 2000),
(ii) the number of shares of Common Stock issuable upon conversion of all of the Series B Preferred Stock at such conversion price (assuming the Company does not issue any shares of Common Stock in payment of dividends on the Series B Preferred Stock), and (iii) the percentage of the total number of shares of Common Stock issued and outstanding that would be represented by the shares of Common Stock issuable at such conversion price. If the Series B Preferred Stock is converted prior to January 27, 2001, the conversion price will be the lower of $13.41 or 82.5% of the market price of the Common Stock just prior to the conversion date; if the Series B Preferred Stock is converted on or after January 27, 2001 but prior to March 29, 2001, the conversion price will be the lower of $13.41 or 78.5% of the market price of the Common Stock just prior to the conversion date; if the Series B Preferred Stock is converted on or after March 29, 2001 but prior to June 28, 2001, the conversion price will be the lower of $13.41 or 75% of the market price of the Common Stock just prior to the conversion date; and if the Series B Preferred Stock is converted after on or after June 28, 2001, the conversion price will be the lower of $13.41 or 65% of the market price of the Common Stock just prior to the conversion date.



SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF 20,000 SHARES OF SERIES B PREFERRED STOCK (ASSUMING 0%, 25%, 50% AND 75% REDUCTIONS IN MARKET PRICE FOR COMMON STOCK)



                          Conversion prior to 1/27/01
                 -----------------------------------------------
                                NUMBER OF       PERCENTAGE
                                SHARES OF       OWNERSHIP
                                COMMON          OF CONVERTED
MARKET           CONVERSION     STOCK           PREFERRED
PRICE            PRICE          ISSUABLE        STOCK
------           ----------     ---------       ------------

$7.63              $6.2948        317,725         2.14%
$5.73              $4.719         423,819         2.86%
$3.82              $3.1515        634,618         4.28%
$1.91              $1.5758      1,269,237         8.56%




                       Conversion from 1/27/01 to 3/28/01
                 -----------------------------------------------
                                NUMBER OF       PERCENTAGE
                                SHARES OF       OWNERSHIP
                                COMMON          OF CONVERTED
MARKET           CONVERSION     STOCK           PREFERRED
PRICE            PRICE          ISSUABLE        STOCK
------           ----------     ---------       ------------

$7.63              $5.9896        333,915         2.25%
$5.73              $4.4902        445,415         3.00%
$3.82              $2.9987        666,956         4.49%
$1.91              $1.4994      1,333,911         9.00%


                       Conversion from 3/29/01 to 6/27/01
                 -----------------------------------------------
                                NUMBER OF       PERCENTAGE
                                SHARES OF       OWNERSHIP
                                COMMON          OF CONVERTED
MARKET           CONVERSION     STOCK           PREFERRED
PRICE            PRICE          ISSUABLE        STOCK
------           ----------     ---------       ------------

$7.63            $5.7225          349,498         2.36%
$5.73            $4.29            466,201         3.15%
$3.82            $2.865           698,080         4.71%
$1.91            $1.4325        1,396,161         9.42%


                            Conversion after 6/27/01
                 -----------------------------------------------
                                NUMBER OF      PERCENTAGE
                                SHARES OF      OWNERSHIP
                                COMMON         OF CONVERTED
MARKET           CONVERSION     STOCK          PREFERRED
PRICE            PRICE          ISSUABLE       STOCK
------           ----------     ---------      ------------

$7.63             $4.9595         403,267        2.72%
$5.73             $3.718          537,924        3.63%
$3.82             $2.4835         805,477        5.43%
$1.91             $1.2415       1,610,954       10.87%

     The following table is based on the conversion of the 12,000 shares of Series C Preferred Stock and sets forth (i) the effective conversion price at the time of the various reductions in the percentage of the prevailing market price at which the Series C Preferred Stock may be converted into shares of Common Stock (assuming, at the date of each such reduction, that the prevailing market price for the Common Stock is equal to, 25% less than, 50% less than, and 75% less than the closing market price of the Common Stock on December 8, 2000),
(ii) the number of shares of Common Stock issuable upon conversion of all of the Series C Preferred Stock at such conversion price (assuming the Company does not issue any shares of Common Stock in payment of dividends on the Series C Preferred Stock), and (iii) the percentage of the total number of shares of Common Stock issued and outstanding that would be represented by the share of Common Stock issuable at such conversion price. If the Series C Preferred Stock is converted prior to August 1, 2001, the conversion price will be $13.25; and if the Series C Preferred Stock is converted on or after August 1, 2001, the conversion price will be the lesser of $13.25 and the market price of Common Stock. Under the terms of the Series C Preferred Stock and the related warrants, the shares of Series C Preferred Stock are convertible and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of Series C Preferred Stock or unexercised portions of the warrants) would not exceed 4.9% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act.

     SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF 12,000 SHARES OF SERIES C PREFERRED STOCK (ASSUMING 0%, 25%, 50% AND 75% REDUCTIONS IN MARKET PRICE FOR COMMON STOCK)

                           Conversion prior to 8/1/01
                 -----------------------------------------------
                                NUMBER OF       PERCENTAGE
                                SHARES OF       OWNERSHIP
                                COMMON          OF CONVERTED
MARKET           CONVERSION     STOCK           PREFERRED
PRICE            PRICE          ISSUABLE        STOCK
------           ----------     ---------       ------------

$7.63             $13.25          905,600           6.11%
$5.73             $13.25          905,600           6.11%
$3.82             $13.25          905,600           6.11%
$1.91             $13.25          905,600           6.11%


                         Conversion from 8/1/01 onward
                 -----------------------------------------------
                                NUMBER OF       PERCENTAGE
                                SHARES OF       OWNERSHIP
                                COMMON          OF CONVERTED
MARKET           CONVERSION     STOCK           PREFERRED
PRICE            PRICE          ISSUABLE        STOCK
------           ----------     ---------       ------------

$7.63            $7.63           1,572,739         10.61%
$5.73            $5.73           2,097,902         14.15%
$3.82            $3.82           3,141,361         21.18%
$1.91            $1.91           6,282,723         42.38%

     The following table assumes that the 3,000 shares of Series D Preferred Stock which the Company has the option to issue, provided that certain conditions were satisfied, all of which are outside of the control of the investor, were issued by the Company on December 8, 2000 and sets forth (i) the effective conversion price at the time of the various reductions in the percentage of the prevailing market price at which the Series D Preferred Stock may be converted into shares of Common Stock (assuming, at the date of each such reduction, that the prevailing market price for the Common Stock is equal to, 25% less than, 50% less than, and 75% less than the closing market price of the Common Stock on December 8, 2000), (ii) the number of shares of Common Stock issuable upon conversion of all of the Series D Preferred Stock at such conversion price (assuming the Company does not issue any shares of Common Stock in payment of dividends on the Series D Preferred Stock), and (iii) the percentage of the total number of shares of Common Stock issued and outstanding that would be represented by the share of Common Stock issuable at such conversion price. If the Series D Preferred Stock is converted prior to August 1, 2001, we have assumed that the conversion price will be $9.24 (based on 110% of the average closing price of Common Stock on the three trading days prior to December 8 2000 pursuant to the terms of the Series D); and if the Series D Preferred Stock is converted on or after August 1, 2001, the conversion price will be the lesser of $9.24 and the market price of Common Stock. Under the terms of the Series D Preferred Stock and the related warrants, the shares of Series D Preferred Stock are convertible and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of Series D Preferred Stock or unexercised portions of the warrants) would not exceed 4.9% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act.



     SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF 3,000 SHARES OF SERIES D PREFERRED STOCK (ASSUMING 0%, 25%, 50% AND 75% REDUCTIONS IN MARKET PRICE FOR COMMON STOCK)



                           Conversion prior to 8/1/01
                 -----------------------------------------------
                                NUMBER OF       PERCENTAGE
                                SHARES OF       OWNERSHIP
                                COMMON          OF CONVERTED
MARKET           CONVERSION     STOCK           PREFERRED
PRICE            PRICE          ISSUABLE        STOCK
------           ----------     ---------       ------------

$7.63              $9.24          324,675           2.19%
$5.73              $9.24          324,675           2.19%
$3.82              $9.24          324,675           2.19%
$1.91              $9.24          324,675           2.19%




                         Conversion from 8/1/01 onward
                 ------------------------------------------
                                NUMBER OF       PERCENTAGE
                                SHARES OF       OWNERSHIP
                                COMMON          OF CONVERTED
MARKET           CONVERSION     STOCK           PREFERRED
PRICE            PRICE          ISSUABLE        STOCK
------           ----------     ---------       ------------

$7.63            $7.63             393,185          2.65%
$5.73            $5.73             524,476          3.54%
$3.82            $3.82             785,340          5.30%
$1.91            $1.91           1,570,681         10.59%



     The following table is based on the simultaneous conversion of the remaining issued and outstanding 45,000 shares of Series A Preferred Stock, 20,000 shares of Series B Preferred Stock, and 12,000 shares of Series C Preferred Stock and the 3,000 shares of Series D Preferred Stock (which the Company has the option to issue, subject to the satisfaction of certain conditions, all of which are outside of the control of the investor, but as of the date of this Registration has not done so) at a point in time when such conversion would have the greatest dilutive impact upon the shares of Common Stock. The table below sets forth (i) the effective conversion price at the time of the greatest reduction in the percentage of the prevailing market price at which the Preferred Stock may be converted into shares of Common Stock (assuming, at the date of each such reduction, that the prevailing market price for the Common Stock is equal to, 25% less than, 50% less than, and 75% less than the closing market price of the Common Stock on December 8, 2000), (ii) the number of shares of Common Stock issuable upon conversion of all of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock at such conversion price (assuming the Company does not issue any shares of Common Stock in payment of dividends on the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series D Preferred Stock), and (iii) the percentage of the total number of shares of Common Stock issued and outstanding that would be represented by the shares of Common Stock issuable at such conversion price. Under the terms of the Series C and D Preferred Stock and the related warrants, the shares of Series C and D Preferred Stock are convertible and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of Series C Preferred Stock or Series D Preferred Stock or unexercised portions of the warrants) would not exceed 4.9% of the outstanding common stock determined in accordance with Section 13(d) of the Exchange Act.



AGGREGATE TOTAL OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF 45,000 SHARES OF SERIES A PREFERRED STOCK, 20,000 SHARES OF SERIES B PREFERRED STOCK, 12,000 SHARES OF SERIES C PREFERRED STOCK AND 3,000 SHARES OF SERIES D PREFERRED STOCK (ASSUMING 0%, 25%, 50% AND 75% REDUCTIONS IN MARKET PRICE FOR COMMON STOCK)



                                   Conversion After 07/31/01
                        ------------------------------------------------
                                                AGGREGATE
                                                NUMBER OF      PERCENTAGE
                                                SHARES OF      OWNERSHIP
               CONVERSION       CONVERSION      COMMON         OF CONVERTED
MARKET         PRICE: SERIES    PRICE: SERIES   STOCK          PREFERRED
PRICE          SERIES A AND B   C AND D         ISSUABLE       STOCK
------         --------------   -------------   ------------   ------------

$7.63          $4.9595          $7.63           3,276,540         22.10%
$5.73          $3.718           $5.73           4,370,629         29.48
$3.82          $2.4835          $3.82           6,544,503         44.14%
$1.91          $1.2415          $1.91          13,089,005         88.29%

NO MAXIMUM NUMBER OF SHARES OF COMMON STOCK ISSUED UPON CONVERSION.


     There is no minimum average trading price that fixes the maximum number of shares of Common Stock that can be issued upon the conversion of Preferred Stock. The terms of the Series A and B Preferred Stock, however, provide that, should the market price for Common Stock decline to less than $4.00 per share, the Preferred Stock may not be converted for a period of 30 days or until the market price exceeds $4.00 (if earlier). Similarly, should the market price for Common Stock decline to less than $2.00 per share, the Series A and B Preferred Stock may not be converted for a 30-day period or until the market price exceeds $2.00 (if earlier). Subject to certain conditions, if, at any time after the issuance of the Series C Preferred Stock, the closing price of the common stock is below $13.25 for five consecutive trading days, the Company can redeem the Series C Preferred Stock with 20 trading days advance written notice. The redemption price per share will equal the "Applicable Percentage" multiplied by the sum of $1,000 plus all accrued premium thereon at the rate of 8% per annum. The Applicable Percentage means 120% until the 12-month anniversary of the closing and 125% thereafter.


THE OWNERSHIP AND CONTROL OF THE COMPANY IS CONCENTRATED.


     At December 8, 2000 our executive officers and directors beneficially owned approximately 31.80% of the outstanding shares of our Common Stock. Theodore J. Goodlander, our CEO, directly owns approximately 26.99% of the outstanding shares of our Common Stock and 10,000 shares of our Series A Preferred Stock, which were convertible on December 8, 2000 into 158,479 shares of Common Stock. If Mr. Goodlander were to convert his shares of Series A Preferred Stock into shares of Common Stock at the conversion rate in effect on December 8, 2000, he would own approximately 27.77% of the then outstanding shares of our Common Stock. In addition, trusts established for the benefit of Mr. Goodlander's children own approximately 22.19% of the outstanding shares of Common Stock. Although Mr. Goodlander does not exercise any voting control over such shares, the trustees may vote with Mr. Goodlander and effectively control the management and affairs of the Company. Thus, any new shareholders probably will own a number of shares of Common Stock that will be insufficient to permit them to influence or control the management or policies of the Company.


WE HAVE ADDITIONAL FINANCING REQUIREMENTS.


     We believe that we have sufficient liquidity to undertake certain designated activities and to fund operations through December 31, 2001. However, our long-term continued operations depend upon cash flows from operations, if any, and the availability of additional equity or debt financing. In light of our current cash and working capital positions, it is uncertain that we would be able to generate sufficient cash flows from operations to sustain and continue to fund growth and expansion without an additional equity or debt offering in the future. There can be no assurances that we could successfully complete a debt or equity offering in the future, on terms satisfactory to us, if at all.


THERE IS LIMITED LIABILITY OF DIRECTORS AND OFFICERS.

     We, in our Certificate of Incorporation and By-laws, as amended and restated, have adopted certain provisions of Delaware General Corporation Laws ("DGCL"), which afford our directors and officers limited liability and/or indemnification in certain circumstances. The availability of these protections may, in some cases, affect our response to unsolicited attempts by third parties to take over or otherwise gain control of the Company.

THERE IS LIMITED SENIOR EXECUTIVE STAFF.

     Our senior executive management is composed solely of a small core group of individuals. Our executive management function is highly concentrated among a limited number of key managers. Accordingly, the departure of one or more of such executive managers could have an adverse affect on our technological advancements or results of operations. Although we take appropriate steps to compensate our executive management, there can be no assurances that we will be able to attract or retain qualified senior management personnel.

OUR BUSINESS MAY SUFFER IF WE CANNOT PROTECT OUR INTELLECTUAL PROPERTY.

     We generally rely upon patent, copyright, trademark and trade secret laws and contract rights in the United States and in other countries to establish and maintain our proprietary rights in our technology and products. However, there can be no assurance that any of our proprietary rights will not be challenged, invalidated or circumvented. In addition, the laws of certain countries do not protect our proprietary rights to the same extent, as do the laws of the United States. Therefore, there can be no assurance that we will be able to adequately protect our proprietary technology against unauthorized third-party copying or use, which could adversely affect our competitive position. Further, there can be no assurance that we will be able to obtain licenses to any technology that we may require to conduct our business or that, if obtainable, such technology can be licensed at a reasonable cost.

     We are aggressively pursuing the enforcement of our intellectual property rights after an extensive patent review conducted in 1999. Subsequently, we retained a major law firm to enforce these rights against infringing parties, which our management believes to be extensive. Despite our legal representatives' efforts, there can be no assurance or predictability as to any amount of recovery, if any, or the length of time it will take us to recover any royalties or license fees that may be recoverable. Despite our efforts to protect our intellectual property rights, unauthorized use may still occur, particularly in foreign countries.

CHANGES IN LAWS, REGULATIONS, OR OTHER CONDITIONS COULD ADVERSELY AFFECT OUR CONDITION.

     Our business, results of operations and financial condition could be adversely affected if any laws, regulations or standards, both foreign and domestic, relating to us or our products were newly implemented or changed.

LITIGATION THAT WE MAY BECOME INVOLVED IN MAY ADVERSELY AFFECT US.

     Both in the ordinary course of business and in our efforts to enforce our intellectual property rights against infringing parties, we may become involved in litigation, administrative proceedings and governmental proceedings. Such matters can be time-consuming, divert management's attention and resources and cause us to incur significant expenses. Furthermore, there can be no assurance that the results of any of these actions will not have a material adverse effect on our business, results of operations or financial condition.

THE COMPANY HAS ACQUIRED CYBERSTORAGE SYSTEMS AS A WHOLLY OWNED SUBSIDIARY.

     On September 14, 2000, the Company acquired CyberStorage Systems Corporation as a wholly owned subsidiary. There can be no assurance that the Company will successfully integrate the two companies' personnel, products or operations.

                                USE OF PROCEEDS


     We will not receive any proceeds from the sale of the shares being offered by the selling stockholders; nor will such proceeds be available for our use or benefit.


                                 DIVIDEND POLICY

     We have never paid cash dividends on our Common Stock. We currently anticipate retaining all available funds, if any, to finance internal growth and product development. Payment of dividends in the future will depend upon our earnings and financial condition and such other factors as the directors may consider or deem appropriate at the time.

                              SELLING STOCKHOLDERS


     We are registering all 14,790,601 shares of Common Stock covered by this prospectus on behalf of the selling stockholders named in the table below. Some of these shares are issuable upon the conversion of the Preferred Stock held by certain selling shareholders listed below, and in payment of dividends on the Preferred Stock and upon exercise of Warrants issued to holders of Preferred Shares. Additionally, 170,000 shares are issuable upon conversion of other warrants held by selling stockholders. We have registered the 14,790,601 shares of Common Stock to permit the selling stockholders to resell the shares when they deem appropriate.



     We are registering shares of Common Stock on behalf of RGC International Investors, LDC ("RGC"), The Shaar Fund, Ltd., Green Mountain Capital and Theodore J. Goodlander, pursuant to contractual obligations between the Company and each of such selling stockholders. The Company has no contractual obligations to register any other shares covered by this registration statement. In the event that the conversion price for either the Series A Preferred Shares or Series B Preferred Shares falls below $2.00 per share, then the Company is contractually obligated to each of The Shaar Fund, Ltd. and Theodore J. Goodlander to register additional shares of Common Stock.



     The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares. The stockholders are not making representation that any shares covered by the prospectus will be offered for sale. Notwithstanding the foregoing, Theodore J. Goodlander, beneficial owner of 4,664,000 shares of Common Stock being registered in this registration statement, has advised us that he has no present intention to sell any of his shares of Common Stock. In the event that Mr. Goodlander indicates a change in this intention, we will file an amendment to this Prospectus.



     The following table sets forth the name of each of the selling stockholders, the number of shares owned by each of the selling stockholders prior to the offering, the number of shares that may be offered under this prospectus, and the number and percent of shares of our Common Stock beneficially owned by each of the selling stockholders after this offering is completed. Except as set forth in the table below, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our securities. The number of shares in the column "Number of Shares Being Offered" represent all of the shares that each selling stockholder may offer under this prospectus and the following table assumes that all of the shares being registered will be sold. All information contained in the table below is based upon their beneficial ownership as of December 8, 2000, except as described below.



     The number of shares set forth for RGC International Investors represents an estimate of the number of shares of Common Stock to be offered by RGC International Investors. The actual number of shares of common stock issuable upon conversion of the Series C and D Preferred Stock and exercise of related warrants is indeterminate, is subject to adjustment, and cannot be predicted by us at this time, including, among other factors, the future market price of the Common Stock. The actual number of shares of Common Stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Series C and D Preferred Stock and exercise of related warrants by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in accordance with Rule 416 under the Securities Act. Under the terms the Series C and D Preferred Stock, if the Series C and D Preferred Stock had actually been converted on December 8, 2000, the conversion would have been $7.53, the average of the lowest five closing market prices for the twenty trading days immediately preceding such date, at which price the Series C and D Preferred Stock would have been converted into approximately 1,992,032 shares of Common Stock. The warrants issued in connection with the Series C and D Preferred Stock are exercisable into 260,813 shares of Common Stock, with warrants to purchase 181,132 shares of Common Stock relating to Series C Preferred Stock and 79,681 Series D Preferred Stock, at per share exercise prices of $21.71 and $12.47, respectively.



     Unless otherwise indicated, each person has sole investment and voting power with respect to the shares listed in the table, subject to community property laws, where applicable. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares that such person has the right to acquire within 60 days. The number of shares in this table does not accurately represent the beneficial ownership of RGC International Investors and exceeds the number of shares of Common Stock that RGC International Investors could own beneficially at any given time through their ownership of the Series C and D Preferred Stock and the warrants. Under the terms of the Series C and D Preferred Stock and the related warrants, the shares of Series C and D Preferred Stock are convertible and the warrants are exercisable by any holder only to the extent that the number of shares of Common Stock issuable pursuant to such securities, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unconverted shares of Series C and D Preferred Stock or unexercised portions of the warrants) would not exceed 4.9% of the then outstanding Common Stock as determined in accordance with Section 13(d) of the Exchange Act. In that regard, the beneficial ownership of the Common Stock by RGC International Investors set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act. Percentage ownership is based on 14,825,548 shares of our Common Stock outstanding on December 8, 2000. For purposes of computing the percentage of outstanding shares held by each person or group of persons named below, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership any other person or persons. The rate at which the Preferred Shares may be converted into Common Stock and the rate at which dividends payable in cash on the Preferred Shares may be paid in shares of Common Stock vary based on the prevailing market price for our Common Stock and the length of time the Preferred Shares are outstanding before conversion. For purposes of this table, we have assumed that the Preferred Shares will remain outstanding for a period of three years (the maximum period before the Preferred Shares are subject to mandatory conversion into Common Stock), that all dividends on the Preferred Shares will be paid in shares of Common Stock, and that the effective price at which the Preferred shares and dividends will convert to common shares will be $8.6625 with respect to Series A Preferred Shares and $13.41 with respect to Series B Preferred Shares, $13.25 with respect to Series C Preferred Shares and $9.24 with respect to Series D Preferred Shares. The actual number of common shares into which the Preferred Stock held by the selling stockholders were convertible on December 8, 2000 was 2,709,354 shares.




                                                         SHARES                                     SHARES
                                                   BENEFICIALLY OWNED           NUMBER OF         BENEFICIALLY OWNED
                                                    PRIOR TO OFFERING          SHARES BEING       AFTER OFFERING (1)
           NAME OF SELLING STOCKHOLDER                   NUMBER                  OFFERED         NUMBER         PERCENT
--------------------------------------------             ------                ------------      ------         -------

The Shaar Fund Ltd. (2)                                2,692,527                  2,692,527             0            *

Theodore J. Goodlander (3)                             4,666,000                  4,664,000         2,000            *

Citizens Bank of Massachusetts                            75,000                     75,000             0            *

J.P. Turner & Company, L.L.C.                             12,500                     12,500             0            *

John Clarke                                               18,750                     18,750             0            *

Daniel Krzanowski                                         18,750                     18,750             0            *

Hartsfield Capital Securities, Inc.                       45,000                     45,000             0            *

Margaret Goodlander Trust (4)                            822,500                    822,500             0            *
Jeanne McCready, Trustee

John Goodlander Trust (5)                                822,500                    822,500             0            *
Jeanne McCready, Trustee

Kristina Goodlander Trust (6)                            822,500                    822,500             0            *
Jeanne McCready, Trustee

TechnoGraphy, Inc.                                       132,500                    132,500             0            *

Green Mountain Capital, L.P.                             121,000                    121,000             0            *

RGC International Investors, LDC (7)                   4,543,074                  4,543,074             0            *

       TOTAL                                          14,792,601                 14,790,601         2,000            *

-----------------------------------------

(1) Assumes sale of all of the shares offered by this Prospectus.
(2) Includes 2,384,527 shares issuable upon the conversion of the Series A and Series B Preferred Stock (assuming an effective conversion price of $2.00 per share) and 308,000 shares issuable upon exercise of warrants held by The Shaar Fund, Ltd.
(3) Theodore J. Goodlander currently serves (and has served for at least the past three years) as the Company's CEO and Chairman. Includes 620,000 shares issuable upon the conversion of Series A Preferred Stock (assuming an effective conversion price of $2.00 per share) and 44,000 shares issuable upon exercise of warrants held by Theodore J. Goodlander.
(4) Margaret Goodlander, the beneficiary of this trust, is the minor daughter of Theodore J. Goodlander, our CEO. Theodore J. Goodlander exercises no control over the voting or disposition of any shares held by this trust.
(5) John Goodlander, the beneficiary of this trust, is the minor son of Theodore
J. Goodlander, our CEO. Theodore J. Goodlander exercises no control over the voting or disposition of any shares held by this trust.
(6) Kristina Goodlander, the beneficiary of this trust, is the minor daughter of Theodore J. Goodlander, our CEO. Theodore J. Goodlander exercises no control over the voting or disposition of any shares held by this trust.
(7) Assumes that 3,000 shares of Series D Preferred Stock have been issued to RGC International Investors as of December 8, 2000. Includes 4,021,448 shares of Common Stock issuable upon conversion of the Series C and Series D Preferred Shares (assuming an effective conversion price of $3.73 per share) and 521,626 shares of Common Stock issuable upon the exercise of warrants relating to the Series C and Series D Preferred Stock, each held by RGC International
Investors. The Company's issuance of the Series D Preferred Stock is subject to conditions outside of the control of the investor.


* Represents beneficial ownership of less than 1%



                          DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

     Our authorized capital stock consists of 25,000,000 shares of Common Stock, par value $0.001, and 1,000,000 shares of Preferred Stock, par value $0.001. Of our authorized Preferred Stock, 90,000 shares have been designated Series A 8% Convertible Preferred Stock, 20,000 shares have been designated Series B 8% Convertible Preferred Stock, 12,000 shares have been designated Series C 8% Convertible Preferred Stock, 3,000 shares have been designated Series D 8% Convertible Stock, and 875,000 shares remain undesignated. As of December 8, 2000, there were outstanding 14,825,548 shares of Common Stock held of record by approximately 600 shareholders. As of December 8, 2000, there were outstanding 45,000 shares of Series A 8% Convertible Preferred Stock held of record by 4 shareholders, which shares were convertible on December 8, 2000 into 774,527 shares of Common Stock. As of December 8, 2000, there were outstanding 20,000 shares of Series B Preferred Stock held of record by one shareholder, which shares were convertible on December 8, 2000 into 327,332 shares of Common Stock. As of December 8, 2000, there were outstanding 12,000 shares of Series C Preferred Stock were held of record by one shareholder, which shares were convertible into 905,660 shares of Common Stock. As of December 8, 2000, no shares of Series D Preferred Stock had been issued. The Company has outstanding stock options to purchase 1,880,087 shares of Common Stock and warrants and other convertible securities outstanding to purchase 976,842 shares of Common Stock.

The following summary of certain provisions of the Common Stock and preferred stock is not intended to be complete and is qualified by reference to the provisions of applicable law and our amended and restated certificate of incorporation (as amended) and our amended and restated by-laws.

     Common Stock

     Holders of Common Stock are entitled to one vote for each share held. Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, the holders of the outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefore at such times and in such amount as the Board may from time to time determine. The Common Stock is not entitled to preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock and any participating Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock and payment of other claims of creditors. Each outstanding share of Common Stock is validly issued, fully paid and nonassessable.

     Series A 8% Convertible Preferred Stock


     We have issued 80,000 shares of our Series A Preferred Stock, of which 45,000 shares were outstanding on December 8, 2000. The shares of Series A Preferred Stock are pari passu with shares of Series B Preferred Stock and Series C Preferred Stock and rank senior to all other shares of our capital stock, including shares of our Common Stock. Upon liquidation, dissolution or winding-up of the Company or the commencement of certain bankruptcy proceedings involving the Company, the holders of our Series A Preferred Stock are entitled to receive an amount equal to $130 per share, plus accrued and unpaid dividends, before any payments or distributions of our assets to other shareholders. The holders of our Series A Preferred Stock have the right to require us to treat certain changes in the control of the Company as a liquidation pursuant to which we will be required to distribute to them the same preferential amount they would receive upon a liquidation, dissolution or winding up of the Company. Each share of Series A Preferred Stock has a stated value of $100 and is entitled to receive dividends at the rate of $8 per year, payable semi-annually. We have the option of paying dividends in cash or through the issuance of shares of our Common Stock to the holders of Series A Preferred Stock. Subject to certain restrictions, the holders of our Series A Preferred Stock have the right to convert their shares of Series A Preferred Stock into Common Stock at a conversion price equal to the lesser of (i) $8.6625 per share (110% of the market price of our Common Stock on April 19, 2000) or (ii) a discount (beginning at 17.5% and increasing over time to 35%) below the market price of our Common Stock on the date of conversion. We are required to convert any shares of our Series A Preferred Stock remaining outstanding on April 19, 2003 into shares of Common Stock. We have the right to redeem our Series A Preferred Stock at any time before April 19, 2003 at a price of $125 per share plus accrued and unpaid dividends, so long as on the date of redemption the market price of our Common Stock is less than $8.6625 per share (110% of the market price of our Common Stock on April 19, 2000). The holders of our Series A Preferred Stock generally do not have voting rights, although the consent of the holders of 90% of the then-outstanding shares of Series A Preferred Stock is required for certain fundamental changes in the rights, preferences or priority of our Series A Preferred Stock.

         Series B 8% Convertible Preferred Stock


         We have issued 20,000 shares of our Series B Preferred Stock, all of which were outstanding on December 8, 2000. The shares of Series B Preferred Stock are pari passu with Series A Preferred Stock and Series C Preferred Stock and rank senior to all other shares of our capital stock, including shares of our Common Stock. Upon liquidation, dissolution or winding-up of the Company or the commencement of certain bankruptcy proceedings involving the Company, the holders of our Series B Preferred Stock are entitled to receive an amount equal to $130 per share, plus accrued and unpaid dividends, before any payments or distributions of our assets to other shareholders. The holders of our Series B Preferred Stock have the right to require us to treat certain changes in the control of the Company as a liquidation pursuant to which we will be required to distribute to them the same preferential amount they would receive upon a liquidation, dissolution or winding up of the Company. Each share of Series B Preferred Stock has a stated value of $100 and is entitled to receive dividends at the rate of $8 per year, payable semi-annually. We have the option of paying dividends in cash or through the issuance of shares of our Common Stock to the holders of Series B Preferred Stock. Subject to certain restrictions, the holders of our Series B Preferred Stock have the right to convert their shares of Series B Preferred Stock into Common Stock at a conversion price equal to the lesser of (i) $13.41 per share (110% of the market price of our Common Stock on September 28, 2000) or (ii) a discount (beginning at 17.5% and increasing over time to 35%) below the market price of our Common Stock on the date of conversion. We are required to convert any shares of our Series B Preferred Stock remaining outstanding on September 28, 2003 into shares of Common Stock. We have the right to redeem our Series B Preferred Stock at any time before April 19, 2003 at a price of $125 per share plus accrued and unpaid dividends, so long as on the date of redemption the market price of our Common Stock is less than $13.41 per share (110% of the market price of our Common Stock on September 28, 2000). The holders of our Series B Preferred Stock generally do not have voting rights, although the consent of the holders of 90% of the then-outstanding shares of Series B Preferred Stock is required for certain fundamental changes in the rights, preferences or priority of our Series B Preferred Stock.



         Series C 8% Convertible Stock

         We have issued 12,000 shares of our Series C Preferred Stock, all of which were outstanding on December 8, 2000. The shares of Series C Preferred Stock are pari passu with Series A Preferred Stock and Series B Preferred Stock and rank senior to all other shares of our capital stock, including shares of our Common Stock. Upon liquidation, dissolution or winding-up of the Company or the commencement of certain bankruptcy proceedings involving the Company, the holders of our Series C Preferred Stock are entitled to receive an amount equal to $1,000 per share, plus accrued and unpaid dividends, before any payments or distributions of our assets to other shareholders. The holders of our Series C Preferred Stock have the right to require us to treat certain changes in the control of the Company as a liquidation pursuant to which we will be required to distribute to them 120% of the same preferential amount they would receive upon a liquidation, dissolution or winding up of the Company. Each share of Series C Preferred Stock has a stated value of $1,000 and does not bear dividends. After July 31, 2001, the holders of our Series C Preferred Stock have the right to convert their shares of Series C Preferred Stock into Common Stock at a conversion price equal to the lesser of (i) $13.25 per share or (ii) the market price for Common Stock. Subject to certain exceptions, prior to August 1, 2001, the holders of our Series C Preferred Stock have the right to convert their shares of Series C Preferred Stock into Common Stock at a conversion price equal to $13.25 per share. We are required to convert any shares of our Series C Preferred Stock remaining outstanding on October 31, 2003 into shares of Common Stock. If at any time beginning nine months from the effectiveness of this Registration Statement (or earlier upon the public offering of company common stock meeting certain criteria) the market price for a share of Common Stock is greater than $19.875 per share, we have the right to force the conversion of our Series C Preferred Stock at any time before October 31, 2003 at a then applicable conversion price per share, so long as on the date of conversion the market price of our Common Stock is more than $13.25 per share. The holders of our Series C Preferred Stock generally do not have voting rights, although the consent of the holders of a majority of the then-outstanding shares of Series C Preferred Stock is required for certain fundamental changes in the rights, preferences or priority of our Series C Preferred Stock.



         Series D 8% Convertible Stock

         We have entered in an agreement pursuant to which we may issue 3,000 shares of our Series D Preferred Stock, subject to the satisfaction of certain conditions, all of which are outside the control of the investor. The shares of Series D Preferred Stock will be pari passu with Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and rank senior to all other shares of our capital stock, including shares of our Common Stock. Upon liquidation, dissolution or winding-up of the Company or the commencement of certain bankruptcy proceedings involving the Company, the holders of our Series D Preferred Stock will be entitled to receive an amount equal to $1,000 per share, plus accrued and unpaid dividends, before any payments or distributions of our assets to other shareholders. The holders of our Series D Preferred Stock will have the right to require us to treat certain changes in the control of the Company as a liquidation pursuant to which we will be required to distribute to them 120% of the same preferential amount they would receive upon a liquidation, dissolution or winding up of the Company. Each share of Series D Preferred Stock will have a stated value of $1,000 and will not bear dividends. After July 31, 2001, the holders of our Series D Preferred Stock will have the right to convert their shares of Series D Preferred Stock into Common Stock at a conversion price equal to the lesser of (i) $9.24 per share or (ii) the market price for Common Stock. Subject to certain exceptions, prior to August 1, 2001, the holders of our Series D Preferred Stock will have the right to convert their shares of Series D Preferred Stock into Common Stock at a conversion price equal to $9.24 per share, assuming that the Series D were issued December 8, 2000. We will be required to convert any shares of our Series D Preferred Stock remaining outstanding on October 31, 2003 into shares of Common Stock. Assuming the Series D Preferred Stock was issued on December 8, 2000. If at any time beginning nine months from the effectiveness of this Registration Statement (or earlier upon the public offering of company common stock meeting certain criteria) the market price for a share of Common Stock is greater than $12.47 per share, we will have the right to force the conversion of our Series D Preferred Stock at any time before October 31, 2003 at a then applicable conversion price per share, so long as on the date of conversion the market price of our Common Stock is more than $9.24 per share. The holders of our Series D Preferred Stock generally will not have voting rights, although the consent of the holders of a majority of the then-outstanding shares of Series D Preferred Stock will be required for certain fundamental changes in the rights, preferences or priority of our Series D Preferred Stock.


         Undesignated Preferred Stock


         Our Board of Directors is authorized to issue up to 888,000 shares of preferred stock, in one or more series with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in a Board resolution or resolutions providing for the issue of such series without any further vote or action by the stockholders. The Board may authorize the issuance of such preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Common Stock. Thus, the issuance of the currently-undesignated preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company.



         Compliance with Rules and Regulations of the American Stock Exchange

         The terms of the Series B Preferred Stock provide that, to the extent shareholder approval of the issuance of Common Stock is required by the Rules of the American Stock Exchange, the Company may not issue shares of Common Stock upon conversion of Series B Preferred Stock if the number of such shares (when added to the number of shares of Common Stock previously issued by the Company upon conversion of other shares of Series B Preferred Stock, in payment of dividends on the Series B Preferred Stock and upon exercise of the warrants) would equal or exceed 20% of the number of shares of Common Stock issued and outstanding on September 28, 2000 (the "Series B Maximum Issuable Amount"), unless such shareholder approval has been obtained. If the issuance of Common Stock upon conversion of the Series B Preferred Stock has not been approved by the shareholders of the Company at the time when a holder of Series B Preferred Stock exercises conversion rights, the Company will issue shares of Common Stock up to the Series B Maximum Issuable Amount and will be required to redeem any excess shares of Series B Preferred Stock at a price of $125 per share (plus all accrued and unpaid dividends thereon).

         The Company's issuance of 20,000 shares of Series B Preferred Stock has not been approved by the shareholders of the Company. Under Section 713 of its Company Guide, the American Stock Exchange requires shareholder approval, as a condition to the approval of applications to list additional shares of an Exchange-traded security in connection with a transaction involving the sale or issuance of securities convertible into common stock equal to 20% or more of the presently outstanding stock for less than the greater of book value or market value of the stock.

         If the conversion price for the Series B Preferred Shares were to drop to less than $0.8418 per share (and assuming that all dividends on the Series B Preferred Shares were paid in shares of Common Stock valued at such price), the conversion of all of the outstanding Series B Preferred Shares would, but for the Maximum Issuable Amount limitation, require the Company to issue more than 2,946,326 shares of Common Stock (which represents 20% of the total number of shares of Common Stock issued and outstanding on September 28, 2000). In order to permit the Company to issue shares of Common Stock upon conversion of Series B Preferred Shares in excess of the Maximum Issuable Amount and to list such shares for trading on the American Stock Exchange, such issuance must be approved by the shareholders. If shareholder approval is not obtained, the Company will be obligated to redeem any Series B Preferred Shares whose conversion would require the issuance of Common Stock in excess of the Series B Maximum Issuable Amount.

         The terms of the Series C and, if issued, D Preferred Stock provide that, to the extent shareholder approval of the issuance of Common Stock is required by the Rules of the American Stock Exchange, the Company may not issue shares of Common Stock upon conversion of Series C or D Preferred Stock if the number of such shares (when added to the number of shares of Common Stock previously issued by the Company upon conversion of other shares of Series C Preferred Stock, and if the Series D Preferred Stock is issued, shares issued upon conversion of the Series D Preferred Stock) would equal or exceed 20% of the number of shares of Common Stock issued and outstanding on October 31, 2000 (the date the Series C Preferred Stock was issued) (the "Series C and D Maximum Issuable Amount"), unless such shareholder approval has been obtained. If the issuance of Common Stock upon conversion of the Series C and Series D Preferred Stock has not been approved by the shareholders of the Company, the Company will issue shares of Common Stock up to the Series C and D Maximum Issuable Amount and will be required to redeem any excess shares of Series C and Series D Preferred Stock at 125% of the stated value.

         The Company's issuance of 12,000 shares of Series C Preferred Stock and 3,000 shares of Series D Preferred Stock has not been approved by the shareholders of the Company. Under Section 713 of its Company Guide, the American Stock Exchange requires shareholder approval, as a condition to the approval of applications to list additional shares of an Exchange-traded security in connection with a transaction involving the sale or issuance of securities convertible into common stock equal to 20% or more of the presently outstanding stock for less than the greater of book value or market value of the stock.

         If the Series D Preferred Stock is not issued and if the conversion price for the Series C Preferred Shares were to drop to less than $4.057 per share, the conversion of all of the outstanding Series C Preferred Shares would, but for the Series C and D Maximum Issuable Amount limitation, require the Company to issue more than 2,932,690 shares of Common Stock (which represents 20% of the total number of shares of Common Stock issued and outstanding on October 31, 2000). In order to permit the Company to issue shares of Common Stock upon conversion of Series C Preferred Shares in excess of the Series C and D Maximum Issuable Amount and to list such shares for trading on the American Stock Exchange, such issuance must be approved by the shareholders.

         If the conversion price for the Series C and D Preferred Stock were to drop to less than $5.12 per share, the conversion of all of the outstanding Series D Preferred Stock would, but for the Series C and D Maximum Issuable Amount limitation, require the Company to issue more than 2,932,690 shares of Common Stock (which represents 20% of the total number of shares of Common Stock issued and outstanding on October 31, 2000 (the date the Series C Preferred Stock was issued). In order to permit the Company to issue shares of Common Stock upon conversion of Series D Preferred Stock in excess of the Series C and D Maximum Issuable Amount and to list such shares for trading on the American Stock Exchange, such issuance must be approved by the shareholders.


                              PLAN OF DISTRIBUTION





     Pursuant to this Prospectus, the selling stockholders are offering from time to time, in whole or in part, an aggregate of 14,790,601 shares of Common Stock for resale hereunder for their own accounts at such prices and on such terms as are available at the time of sale. The proceeds from any sales of Common Stock by the selling stockholders will not be received by the Company.



     We will pay substantially all expenses incurred in the offering and sale of the Common Stock to the public, other than commissions, concessions and discounts of dealers or agents. These expenses (excluding such commissions and discounts) are estimated to be approximately $120,000. For their shares, the selling stockholders will receive the purchase price of the shares sold less any agent's commissions, discounts and other related expenses. The shares being offered by the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold from time to time in one or more transactions (which may involve block transactions):

     - on the American Stock Exchange or on such other market on which the common stock may from time to time be trading;

     -  in privately-negotiated transactions;

     -  through the writing of options on the shares;

     -  short sales; or

     -  any combination thereof.

     The sale price to the public may be:

     -  the market price prevailing at the time of sale;

     -  a price related to such prevailing market price;

     -  at negotiated prices; or

     - such other price as the selling stockholders determine from time to time.

The shares may also be sold pursuant to Rule 144. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

     The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus would be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts.

     The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

     The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited form simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

                                  LEGAL MATTERS

     The legality of our shares of Common Stock offered by this prospectus will be passed upon for us by Peabody & Arnold LLP, 50 Rowes Wharf, Boston, Massachusetts 02110. William E. Kelly, a partner at Peabody & Arnold LLP, is our Secretary.

                                     EXPERTS

     Our consolidated financial statements as of December 31, 1999 and December 31, 1998, and for each of the two years in the period ended December 31, 1999, incorporated herein by reference, have been audited by BDO Seidman, LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing. Our consolidated financial statements for the year ended December 31, 1997, incorporated herein by reference, have been audited by Richard A. Eisner & Company, LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

WE HAVE AUTHORIZED NO ONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS THAT ARE NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD RELY ONLY

ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION.

THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

No dealer, sales representative or any other person has been authorized to give information or make any representation not contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.











                               14,790,601 Shares













                          Storage Computer Corporation
                                  Common Stock








                                -----------------

                                   PROSPECTUS

                                ----------------








                                     [Date]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 14. OTHER EXPENSES OF ISSUANCES AND DISTRIBUTION

     The expenses relating to the registration of the Shares hereunder will be borne by us. Such expenses are estimated to be as follows:


Securities and Exchange Commission Registration Fee               $ 41,000.00

AMEX Listing Application Fee                                      $ 17,500.00

Legal Fees and Expenses                                           $ 40,000.00

Accounting Fees and Expenses                                      $  7,500.00

Printing and Engraving                                            $ 10,000.00

Transfer Agent and Registrar Fees                                 $  1,000.00

Miscellaneous                                                     $  3,000.00

TOTAL EXPENSES                                                    $120,000.00


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL") permits indemnification of officers and directors in certain circumstances. As permitted by the DGCL, we have included a provision in our Certificate of Incorporation that, subject to certain limitations, eliminates our ability and that of our stockholders to recover monetary damages from a director of our Company for breach of fiduciary duty as a director. Additionally, our By-Laws contain provisions that we must indemnify and make advances to officers and directors, for all liabilities which they incur in discharging claims made against them for their activities as a director or officer of us that are incurred during their tenure with us, except claims brought against an employee, officer or director, which are based upon acts of the employee, officer or director, which were not performed in "good faith".

     Limitation of Personal Liability of Directors. The DGCL provides that a corporation's certificate of incorporation may include a provision limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) violation of certain provisions of the DGCL with respect to unlawful distributions to stockholders, (iv) any transaction from which the director derived an improper personal benefit, or (v) any act or omission prior to the adoption of such a provision in the certificate of incorporation. Our Certificate of Incorporation contains a provision eliminating the personal liability of its directors for monetary damages to the extent permitted under Delaware law.

     Indemnification of Directors and Officers. Under the DGCL, a corporation may not indemnify any director, officer, employee or agent made, or threatened to be made party to any threatened, pending or completed proceeding, unless such person acted in good faith and in a manner such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Our By-Laws contain provisions which require us to indemnify such persons to the full extent permitted by the DGCL.

     The DGCL also establishes several mandatory rules for indemnification. In the case of a proceeding by or in the right of the corporation to procure judgment in its favor (e.g., a stockholder derivative suit), a corporation may indemnify an officer, director, employee or agent if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Our By-Laws contain provisions which require us to indemnify such persons to the full extent permitted by the DGCL.

     The DGCL also establishes several mandatory rules for indemnification. In the case of a proceeding by or in the right of the corporation to procure a judgment in its favor (e.g., a stockholder derivative suit), a corporation may indemnify an officer, director, employee or agent if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no person adjudged to be liable to the corporation may be indemnified unless, and only to the extent that, the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court deems proper. A director, officer, employee or agent who is successful, on the merits or otherwise, in defense of any proceeding subject to the DGCL's indemnification provisions must be indemnified by the corporation for reasonable expenses incurred therein, including attorney's fees.

     The DGCL and our By-Laws state that a determination must be made that a director or officer has met the required standard of conduct before the director or officer may be indemnified. The determination may be made by (i) a majority vote of a quorum of disinterested directors, (ii) independent legal counsel (selected by the disinterested directors) or (iii) the stockholders.

     The DGCL and our By-Laws require us to advance reasonable expenses to a director or officer after such person provides an undertaking to repay the corporation if it is determined that the required standard of conduct has not been met. In addition, the our By-Laws permit us to advance expenses to other employees and agents in a similar manner.

     The indemnification and advancement of expenses described above under the DGCL is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law agreement, vote of stockholders or disinterested directors or otherwise.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us, pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities Exchange and Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16. EXHIBITS


EXHIBIT NO.   DESCRIPTION
-----------   -----------

  4.1+        The description of our Common Stock contained in our Registration
              Statement on Form 8-A filed February 5, 1995.

  4.2+        Amended Certificate of Designation of Series A 8% Convertible
              Preferred Stock filed as Exhibit 2.1 to our Current Report on
              Form 8-K filed on October 6, 2000.

  4.3+        Certificate of Designation of Series B 8% Convertible Preferred
              Stock filed as Exhibit 2.2 to our Current Report on Form 8-K filed on October 6, 2000.

  4.4+        Certificate of Designation of Series C 8% Convertible Preferred
              Stock filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000.

  4.5+ Warrants to purchase shares of Common Stock filed as Exhibit 4.1 and 4.2 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000.

  5.1         Opinion of Peabody & Arnold LLP.

  23.1        Consent of BDO Seidman, LLP.

  23.2        Consent of Richard A. Eisner & Company, LLP.

  23.3        Consent of Peabody & Arnold LLP  (Included in Exhibit 5.1 hereto).

  24.1        Power of Attorney (Included in Signature Page).


+Previously filed.



ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered, which remain, unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashua, State of New Hampshire, on this 15th day of December 2000.


                                               STORAGE COMPUTER CORPORATION


                                               By: /s/ Theodore J. Goodlander
                                                  ---------------------------
                                                  Theodore J. Goodlander
                                                  Chief Executive Officer



                               POWER OF ATTORNEY

     The undersigned directors and officers of Storage Computer Corporation hereby severally constitute and appoint Theodore J. Goodlander our true and lawful attorney-in-fact and agent, with full power of substitution to execute in our name and behalf in the capacities indicated below any and all amendments to this registration statement to be filed with the Securities and Exchange Commission and hereby ratify and confirm all that such attorney-in-fact and agent shall lawfully do or cause to be done by virtue thereof.


     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in their capacities and on the dates indicated.


SIGNATURE                     TITLE                                     DATE
---------                     -----                                     ----

/s/ Theodore J. Goodlander    Chairman of the Board of Directors        December 15, 2000
--------------------------    and Chief Executive Officer
Theodore J. Goodlander        (Principal Executive Officer)


/s/ Edward A. Gardner         President and Director                    December 15, 2000
--------------------------
Edward A. Gardner


/s/ John L. Thonet            Chief Operating Officer and               December 15, 2000
--------------------------    Director
John L. Thonet


/s/ Peter N. Hood             Chief Financial Officer and               December 15, 2000
--------------------------    Treasurer (Chief Financial
Peter N. Hood                 and Accounting Officer)


/s/ Roger E. Gauld            Director                                  December 15, 2000
--------------------------
Roger E. Gauld

                              Director
--------------------------
Steven S. Chen

                                INDEX TO EXHIBITS


EXHIBIT NO.    DESCRIPTION
-----------    -----------



4.1+ The description of our Common Stock contained in our Registration Statement on Form 8-A filed February 5, 1995.


4.2+ Amended Certificate of Designation of Series A 8% Convertible Preferred Stock filed as Exhibit 2.1 to our Current Report on Form 8-K filed on October 6, 2000.



4.3+ Certificate of Designation of Series B 8% Convertible Preferred Stock filed as Exhibit 2.2 to our Current Report on Form 8-K filed on October 6, 2000.



4.4+ Certificate of Designation of Series C 8% Convertible Preferred Stock filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000.



4.5+ Warrants to purchase shares of Common Stock filed as Exhibits 4.1 and 4.2 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000.


5.1            Opinion of Peabody & Arnold LLP.


23.1           Consent of BDO Seidman, LLP.



23.2           Consent of Richard A. Eisner & Company, LLP.


23.3 Consent of Peabody & Arnold LLP (Included in Exhibit 5.1 hereto).


24.1           Power of Attorney (Included in Signature Page)


+ Previously filed.